[Letterhead of K&L Gates LLP]

August 5, 2009

VIA EDGAR

John P. Lucas
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	China-Biotics, Inc. Registration Statement on Form S-3 July 10, 2009 File No. 333-160519

Ladies and Gentlemen:

On behalf of China-Biotics, Inc. (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced filing set forth in the Staff’s letter dated July 31, 2009.  For your convenience, we have repeated each of the comments set forth in the letter and followed each comment with the response of the Company.

Registration Statement on Form S-3

General

1.	Comment:
We note that you filed a current report on Form 8-K on October 7, 2008 reporting that your board of directors amended your by-laws on September 22, 2008.  It appears that such amendments should have been reported pursuant to item 5.03 of Form 8-K by September 26, 2008.  As a result, it appears that you are not eligible to use Form S-3 at this time.  See Form S-3 General Instruction I.A.3(b).  Please amend your registration statement on a form for which you qualify, or advise us how you are eligible to use Form S-3.

Response:
The Company believes that it was not required to file the Form 8-K with respect to the September 22, 2008 amendment of its by-laws and that the filing of the Form 8-K on October 7, 2008 should not affect the Company’s Form S-3 eligibility.

John P. Lucas
United States Securities and Exchange Commission
Division of Corporate Finance
August 5, 2009

General Instruction I.A.3(b) of Form S-3 states that one of the conditions for Form S-3 eligibility is that a registrant “has filed in a timely manner all reports required to be filed . . .” during the previous twelve months.   Prior to October 22, 2008, the Company was required to file reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) pursuant to Section 15(d) of the Exchange Act based on the Form S-1 registration statement that went effective on April 1, 2008.  On October 22, 2008, the Form 8-A registering the Company’s common stock under Section 12 of the Exchange Act went effective, and the Company became subject to Exchange Act reporting requirements under Section 12(b) of the Exchange Act.  Prior to October 22, 2008, the Company did not have a class of equity securities (or any other securities) registered under the Exchange Act.

Item 5.03(a) of Form 8-K, which covers amendments to articles of incorporation or by-laws, specifically states that it applies to “a registrant with a class of equity securities registered under Section 12 of the Exchange Act”.  We note that no other Form 8-K items contain a similar limitation, and that this language appears to create a specific exclusion for issuers whose only reporting obligations are derived from Section 15(d) of the Exchange Act.  Relying on the exclusion in Item 5.03, the Company did not file the Form 8-K by September 26, 2008.  The Company later voluntarily filed the Form 8-K in order to provide current information to its shareholders.

The Company believes, therefore, that since the Form 8-K with respect to the amendment to the by-laws was not required under Item 5.03(a) of Form 8-K, the Company has met the requirements of General Instruction I.A.3(b) of Form S-3 and is eligible to use Form S-3.

Incorporation of Certain Documents by Reference, page 25

2.	Comment:
Please revise your filing to incorporate by reference the annual report on Form 10-K for the fiscal year ended March 31, 2009.  For further guidance in this regard, please see Securities Act Forms Compliance and Disclosure Interpretation Question 123.05.  In addition, please make conforming changes to your disclosure under "Experts" at page 25.

	Response:	The Company will make the requested revisions in a pre-effective amendment to Form S-3.

John P. Lucas
United States Securities and Exchange Commission
Division of Corporate Finance
August 5, 2009

Exhibit 5.1

3.	Comment:	Please file the opinion of counsel as to the legality of the securities covered by your registration statement.

	Response:	The Company will file the opinion of counsel as to the legality of the securities covered by the registration statement in a pre-effective amendment to Form S-3.

Exhibit 23.1

4.	Comment:
Please obtain and file an updated consent of your independent registered public accounting firm regarding its report relating to your financial statements included in your annual report on Form 10-K for the fiscal year ended March 31, 2009.

	Response:	The Company will file an updated consent from our independent registered public accounting firm in a pre-effective amendment to Form S-3.

If you have any questions with respect to the foregoing, please feel free to call me at (206) 370-7679.

Sincerely yours, /s/ Eric Simonson Eric Simonson

cc:  Song Jinan, China-Biotics, Inc.